Mail Stop 4561

September 4, 2008

Mr. Halden Shane
Principal Financial Officer
Ozone Man, Inc.
9454 Wilshire Blvd., Penthouse
Beverly Hills, CA 90212

> **Re:** **Ozone Man, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **File No. 0-09908**

Dear Mr. Shane:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief